UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                              Key Technology, Inc.
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                   493143 10 1
                                 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         / /      Rule 13d-1(b)

         / /      Rule 13d-1(c)

         /X/      Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 493143 10 1

Item 1: Name of reporting person; S.S. or I.R.S. identification no. of above person:

                  Thomas C. Madsen; ###-##-####

Item 2:  Check the appropriate box if a member of a group:

                  (a) [ ]
                  (b) [ ]

Item 3:  SEC use only:

Item 4:  Citizenship or place of organization:

                  United States of America

Number of shares beneficially owned by each reporting person with:

Item 5:  Sole voting power:

                  528,321

Item 6:  Shared voting power:

                  3,000

Item 7:  Sole dispositive power:

                  528,321

Item 8:  Shared dispositive power:

                  3,000

Item 9: Aggregate amount beneficially owned by each reporting person:

                  531,321

Item 10: Check box if the aggregate amount in row (9) excludes certain shares:

                  N/A

Item 11: Percent of class represented by amount in row 9:

                  11.3%

Item 12: Type of reporting person:

                  IN

Item 1(a)                  Name of Issuer:

                           Key Technology, Inc.


Item 1(b)                  Address of Issuer's Principal Executive Offices:

                           150 Avery Street
                           Walla Walla, WA 99362

Item 2(a)                  Name of Person Filing:

                           Thomas C. Madsen


Item 2(b)                  Address of Principal Business Office, or, if none,
                           Residence:

                           150 Avery Street
                           Walla Walla, WA 99362

Item 2(c)                  Citizenship:

                           United States of America


Item 2(d)                  Title of Class of Securities:

                           Common Stock


Item 2(e)                  CUSIP Number:

                           493143 10 1


Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

                           Not applicable


Item 4   Ownership.

                           The following information is as of December 31, 1998:

                           (a)      Amount Beneficially Owned:

                                    531,321 shares

                           (b)      Percent of Class:

                                    The shares represent 11.3 percent of the class

                           (c) Number of shares as to which such person has:

                                (i)     Sole power to vote or to direct the
                                        vote:  528,321

                                (ii) Shared power to vote or to direct the vote: 3,000

                                (iii) Sole power to dispose or to direct the disposition of: 528,321

                                (iv) Shared power to dispose or to direct the disposition of: 3,000

Item 5   Ownership of Five Percent or Less of a Class:

                           Not applicable


Item 6   Ownership of More Than Five Percent on Behalf of Another Person:

                           Not applicable


Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

                           Not applicable


Item 8 Identification and Classification of Members of the Group:

                           Not applicable

Item 9   Notice of Dissolution of Group:

                           Not applicable

Item 10  Certification:

                           Not applicable


                                    SIGNATURE

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                                        February 11, 1999


                                        /s/ Thomas C. Madsen
                                        ------------------------------
                                        Thomas C. Madsen


ATTENTION: Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 USC 1001)